[Paramount Group, Inc. Letterhead]

October 3, 2014

BY EDGAR AND OVERNIGHT MAIL

Ms. Kristina Aberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Paramount Group, Inc.
Amendment No. 1 the Registration Statement on Form S-11
Filed August 27, 2014
File No. 333-198392

Dear Ms. Aberg:

This letter is submitted on behalf of Paramount Group, Inc. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 12, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11
(File No. 333-198392) filed with the Commission on August 27, 2014 (the “Registration Statement”). The Company is concurrently publicly filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Distribution Policy, pages 56-60

1.

We have considered your response to comment 2 of our comment letter dated August 8, 2014 and reviewed the associated revisions you made. Please further revise the footnote descriptions to include the rationale for such adjustments as described within your response.

Ms. Kristina Aberg

Division of Corporation Finance

October 3, 2014

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised footnotes (4) and (5) on page 59 of Amendment No. 1 to disclose the rationale for such adjustments.

2.	We have considered your response to comment 3 of our comment letter dated August 8, 2014. Given the liquidity nature of the initial annual distribution measure, we believe presentation of such measure on a per share basis would not be appropriate. Please revise to remove.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the table on page 58 to remove the “Estimated initial annual distributions per share” line item.

[Remainder of this page left intentionally blank]

Ms. Kristina Aberg

Division of Corporation Finance

October 3, 2014

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 237-3110 or Daniel Adams at (617) 570-1966.

Sincerely,

/s/ David P. Spence David P. Spence Chief Financial Officer

cc:	Albert Behler

Paramount Group, Inc.

Gilbert G. Menna

Daniel P. Adams

David H. Roberts

Goodwin Procter LLP

Stuart A. Barr

Bruce W. Gilchrist

Hogan Lovells US LLP